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                                 CELESTICA INC.

                                     PROXY

                                 FOR USE AT THE

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 18, 2001

    THE UNDERSIGNED HOLDER OF MULTIPLE VOTING SHARES OF CELESTICA INC. (THE "CORPORATION") HEREBY APPOINTS EUGENE V. POLISTUK, THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF THE CORPORATION OR, FAILING HIM, J. MARVIN MAGEE, THE PRESIDENT OF THE CORPORATION OR, INSTEAD OF EITHER OF THE FOREGOING,
 ......................... AS THE NOMINEE OF THE UNDERSIGNED TO ATTEND AND ACT
FOR AND ON BEHALF OF THE UNDERSIGNED AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION ("SHAREHOLDERS") TO BE HELD ON THE 18TH DAY OF APRIL, 2001 AND AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) OF THE MEETING, WITH THE SAME POWERS THE UNDERSIGNED WOULD HAVE IF THE UNDERSIGNED WAS PRESENT AT THE MEETING, OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) OF THE MEETING, WITH POWER OF SUBSTITUTION, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE NOMINEE IS DIRECTED TO VOTE AS SPECIFIED BELOW:

                                 1.  TO VOTE FOR / / OR TO WITHHOLD FROM VOTING
                                    FOR / / the election of directors.

                                 2.  TO VOTE FOR / / OR TO WITHHOLD FROM VOTING
                                    FOR / / the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

                                 3.  TO VOTE FOR / / OR AGAINST / / the
                                    resolution confirming (i) the enactment of a by-law repealing the by-law of the Corporation relating to the quorum for a Shareholders' meeting and repealing the by-law of the Corporation relating generally to the conduct of the affairs of the Corporation, and (ii) the enactment of a by-law relating to the conduct of the affairs of the Corporation (the "By-Law Enactment Resolution"), the full text of which is set forth in Schedule A to the Corporation's Management Information
                                    Circular dated March 9, 2001.

                                 4.  TO VOTE FOR / / OR AGAINST / / the
                                    resolution approving the amendment to the Long-Term Incentive Plan of the Corporation to increase the maximum number of subordinate voting shares of the Corporation reserved for issuance thereunder (the "LTIP Amendment Resolution"), the full text of which is set forth in Schedule B to the Corporation's Management Information
                                    Circular dated March 9, 2001.

                                 5.  To vote at the nominee's discretion upon
                                    any amendments or variations to the matters specified in the notice of the Meeting or upon any other matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

                                     IF NO SPECIFICATION AS TO VOTING IS MADE,
                                 THIS PROXY WILL BE VOTED FOR THE ELECTION OF
                                 MANAGEMENT'S NOMINEES AS DIRECTORS, FOR THE
                                 APPOINTMENT OF MANAGEMENT'S NOMINEES AS
                                 AUDITORS AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION TO FIX THE REMUNERATION OF THE AUDITORS, FOR THE BY-LAW ENACTMENT RESOLUTION AND FOR THE LTIP AMENDMENT RESOLUTION, ALL AS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR. IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO SUCH MATTERS. The undersigned hereby revokes any proxy previously given by the undersigned.

                                     THIS PROXY IS SOLICITED ON BEHALF OF THE
                                 MANAGEMENT OF THE CORPORATION. SHAREHOLDERS MAY APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED FOR THIS PURPOSE OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

                                 DATED the ____________ day of __________, 2001.

                                 _______________________________________________

                                            Signature of Shareholder

                                 _______________________________________________

                                       Name of Shareholder (Please print)
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NOTES

1. Kindly fill in and sign this form of proxy and return it in the envelope provided. TO BE EFFECTIVE, PROXIES MUST BE DEPOSITED WITH COMPUTERSHARE TRUST COMPANY OF CANADA AS AGENT FOR MONTREAL TRUST COMPANY OF CANADA,
    100 UNIVERSITY AVENUE, 11TH FLOOR, TORONTO, ONTARIO M5J 2Y1, ANY TIME UP TO 5:00 P.M. (TORONTO TIME) ON APRIL 17, 2001 OR AT LEAST 24 HOURS, EXCLUDING SATURDAY AND HOLIDAYS, PRIOR TO ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING AT WHICH THE PROXY IS TO BE USED, OR WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF AT WHICH THE PROXY IS TO BE USED.

2. If a Shareholder wishes to be represented at the Meeting by proxy, the proxy must be dated and executed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to Shareholders by management of the Corporation.